Commission File Number 001-31914

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED

31 DECEMBER 2011

CHAIRMAN’S STATEMENT

In 2011, the Chinese economy maintained a stable and relatively fast growth, which provided a solid foundation for the continuous development of the insurance industry. At the same time, however, continued inflationary pressure led to an increased tightening of monetary policy and the capital markets experienced depression. The China Insurance Regulatory Committee (the “CIRC”) strengthened regulation concerning solvency ratios and market conducts, further ensuring an orderly business environment in the insurance industry. At the same time, however, due to a number of factors such as changes in bancassurance regulations, less competitive investment type life insurance products and increasing labor costs, the insurance industry faced heavy pressures.

During the Reporting Period, the Company’s total revenues reached RMB370,899 million, a decrease of 3.9% from 2010. As at the end of the Reporting Period, the Company’s total assets reached RMB1,583,907 million, an increase of 12.3% from 2010. The Company’s embedded value was RMB292,854 million, a decrease of 1.8% from 2010, and one-year new business value was RMB20,199 million, an increase of 1.8% from 2010. The Company’s market share1 in 2011 was approximately 33.3%, maintaining a leading position in life insurance market. During the Reporting Period, net profit attributable to equity holders of the Company was RMB18,331 million, a decrease of 45.5% from 2010. The Company strengthened the management of its solvency ratio and issued subordinated term debts of RMB30 billion. As of 31 December 2011, the Company’s solvency ratio was 170.12%.

The Board of Directors of the Company recommended the payment of a final dividend of RMB0.23 per share. This will come into effect after shareholders’ approval at the Annual General Meeting to be held on Tuesday, 22 May 2012.

[1]	Calculated according to the premium data of life insurance companies released by the CIRC.

Commission File Number 001-31914

In 2011, the Company actively promoted its corporate governance. The Board of Directors set up a new Budget, Execution and Assessment Committee, which further strengthened the role of specialized committees. The Company established a periodic reporting system of management’s analysis concerning the Company’s operations, development and market strategies, which provided a basis for the decision- making of the Board of Directors.

The Company actively undertook its corporate social responsibility while fulfilling its obligations under insurance policies. During the Reporting Period, the total amount of insurance benefits and claims reached RMB72,864 million, which further highlighted the Company’s role in providing economic compensation to the society. Relying on its competitive advantages in professionalism and scale of business, the Company devoted great efforts to developing its policy businesses. The Company expanded the residents covered by its rural micro-insurance products, and also expanded the service and geographical scope of and residents covered by the New Village Cooperative Medical Insurance, New Rural Pension Insurance, Basic Medical Insurance Program for Urban and Township Residents and Rural Medical Assistance Insurance.

The Company actively participated in public welfare and charity undertakings. During the Reporting Period, the Company made continuous donation of RMB30 million to China Life Foundation. Through China Life Foundation, in addition to the continuous support for Wenchuan earthquake orphans, the Company also undertook to provide support for 459 Yushu earthquake orphans and Zhouqu mudslide orphans, paying subsidies totaling RMB9,896.4 thousands, and provided orphans from disasters-stricken areas with long-term, continuous physical and emotional support. Moreover, construction began on the Nangqian China Life Children’s Welfare Institute in Yushu. The Company donated RMB1 million to Yunnan Zhaotong Charity Society and jointly initiated China Life Zhaotong Relief Fund, aiming to help those who have sustained injuries in the course of acting heroically or suffered serious disease and great financial difficulties. The Company donated RMB1 million to China Women’s Development Foundation, in order to provide women in impoverished areas with “Screening for Two Gynecological Cancers” and protection against serious diseases.

Commission File Number 001-31914

2012 is an important nexus for the implementation of the “Twelfth Five-Year Plan”. Faced with a complex external environment, the Company plans to strengthen its in-depth analysis of macro-economic trends, improve foresight and flexibility of work, and improve its ability to respond to and steer through complex situations. The Company will uphold its business philosophy of “customers as the center, local branches as the focus, and value as the core”, and intend to continue to make steady progress and to maintain the balance between scale and speed of business and improved structure and efficiency of business. Under the premise of maintaining steady business growth, the Company intends to further accelerate the development of medium and long-term regular premium business, make great efforts to enhance business value and strengthen sustainable development capability. The Company firmly intends to promote reforms in all areas and improve innovation so as to continuously create new competitive advantages. The Company intends to further strengthen the development of its local branches by allocating more resources to local branches and fully mobilizing their potential. The Company intends to devote great efforts to developing its distribution channels by continuing to build up its exclusive agent team and to improve the productivity of such team, proactively developing new distribution approaches in response to the changes in bancassurance regulations, improving the profitability of group insurance distribution channel and promoting the development of new distribution channels. The Company also intends to strengthen management, optimize management process and strengthen back-office support. The Company also plans to strengthen risk prevention so as to ensure the stable operation of the

Company.

At present, China Life is stepping into a critical period for its reform and development. Striving to enhance the Company’s value is not only the expectation of our shareholders, customers and society in general, but also the unshirkable responsibility of all our employees. The Company will pursue a development path with China Life’s distinct characteristics. By diligently working together, we are greatly committed to firmly grasping the industry development opportunities, advancing towards our goal of developing into a leading international life insurance company, and offering excellent services to our customers and long-term, stable returns to our shareholders.

MANAGEMENT DISCUSSION AND ANALYSIS

I	Overview of Operations in 2011

The Company proactively responded to the changes in the external environment. Braving the difficulties and forging ahead, the Company made great efforts to promote the transformation of development mode, and achieved steady business growth and continued improvement of business structure. During the Reporting Period, the Company’s net premiums earned was RMB318,276 million, an increase of 0.1% from 2010, and the Company’s market share was 33.3%, maintaining a leading position in the life insurance market. One-year new business value was RMB20,199 million, an increase of 1.8% from 2010. Continuous business structure adjustments had gradually showed positive results. Renewal premiums increased by 20.9% from 2010 and the percentage of renewal premiums in gross written premiums increased to 48.62% in 2011 from 40.22% in 2010. The percentage of first-year regular premiums in first-year premiums increased to 32.56% in 2011 from 29.76% in 2010. First-year regular premiums with 10 years or longer payment duration increased by 8.4% from 2010, and the percentage of first-year regular premiums with 10 years or longer payment duration in first-year regular premiums increased to 39.75% in 2011 from 33.81% in 2010. The percentage of accident insurance premiums in short-term insurance premiums increased to 55.47% in 2011 from 51.13% in 2010. Due to the impact of other financial products and the changes in bancassurance regulations, there was a significant drop of the premiums earned through bancassurance channel, resulting in first-year premiums decreasing by 15.7% from 2010 and first-year regular premiums decreasing by 7.8% from 2010. As at 31 December 2011, the number of in-force policies increased by 7.8% from the end of 2010, the Policy Persistency Rate (14 months and 26 months)2 reached 92.50% and 86.90%, respectively, and the Surrender Rate3 was 2.79%, a 0.48 percentage point increase from 2010.

[2]	The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.
[3]	The Surrender Rate = Current surrender payment/(Reserve of life insurance and long-term health insurance at the beginning of the period + Current premium of life insurance and long-term health insurance).

Commission File Number 001-31914

With respect to the exclusive individual agent channel, the Company took advantage of competitive opportunities, achieved a steady business growth and maintained its leading position in the market. The Company steadily achieved the unity, upgrade and transformation of the Exclusive Individual Agents Management Measures which effectively enhanced the competitiveness and incentive function of such system. As at the end of the Reporting Period, the Company had a total of 685,000 exclusive individual agents, a decrease of 21,000 agents from 2010. However, through the implementation of the “effective expansion” strategy, the number of exclusive individual agents steadily increased compared to the first half of 2011. With respect to group insurance channel, there were steady growth in premiums and improvement in operational efficiency. Premiums earned from short-term insurance business achieved relatively fast growth and the percentage of premiums earned from accident insurance further increased. As at the end of the Reporting Period, the Company had approximately 14,000 direct sales representatives. With respect to the bancassurance channel, the Company actively responded to the macro-economic control and the changes in bancassurance regulations, strengthened its efforts in product innovation, enhanced agency channel cooperation, improved support and services, enhanced the quality of the sales team and accelerated the channel’s upgrade and development. Due to various factors, premiums earned from the bancassurance channel declined, but the decline was below market average and business structure was further improved. As at the end of the Reporting Period, the number of intermediary bancassurance outlets was 96,000, with a total of 44,000 sales representatives. With respect to the telephone sales channel, the Company regarded infrastructure building as its core goal, aiming to establish high-quality nationwide centers to overlook telephone sales at provincial levels. The number of sales outlets, premiums earned and sales representatives with respect to the telephone sales channel increased simultaneously and the number of telephone sales centers increased to 11, as a result of which the development of telephone sales business has accelerated.

Commission File Number 001-31914

The Company proactively responded to changes in the capital markets and allocated investment assets with flexibility and prudence. The Company took advantage of market opportunities in a high interest rate environment to increase allocation of fixed-interest negotiated deposits and long-term bonds. The proportion of term deposits increased to 34.84% in 2011 from 33.05% in 2010, and the investment yield for fixed income investment assets increased significantly. The Company effectively responded to the decline in the equity securities market by making prudent investments. The proportion of equity securities decreased to 12.17% in 2011 from 14.66% in 2010, which to a certain extent reduced the risk associated with equity securities. The Company actively developed its capacities in new investment channels, proactively sought out investment opportunities, and was the first to complete filings with the CIRC relating to equity investment in the Chinese insurance industry, which allowed for alternative investments. The Company completed the first private equity fund investment in the insurance industry with a RMB1,500 million capital commitment. The Company increased investment in debt investment plans in the infrastructure industry by making 14 new investments totaling RMB15.41 billion. The Company also invested RMB3.3 billion in a Beijing real estate investment plan. The duration of these alternative investment assets effectively match the duration of the Company’s liabilities and are expected to create long-term and stable investment returns for the Company. These alternative investments also demonstrated the Company’s capability to invest in new investment channels. As at the end of the Reporting Period, the Company’s investment assets reached RMB1,494,969 million, an increase of 11.9% from 2010. During the Reporting Period, the interest income earned from the Company’s investment portfolio increased significantly, and the net investment yield4 was 4.28%. However, due to the continuous depression of the Chinese capital markets, after taking factors including the impairment losses of equity securities into account, the Company’s gross investment yield5 was 3.51%.

The Company made great efforts to tackle its development chanllenges, stimulate business vitalities and strengthen management innovation through reform. By promoting in-depth reforms to its operations management system, the Company effectively achieved a separation between sales and administration, and improved the function of its vertical management system. Business management was further improved by centralizing management at the provincial levels, and business processing became more efficient. In addition, the Company enhanced its IT service level to provide sufficient back-up support and service guarantees to each sales channel.

China Life was a global insurance partner of the 2011 Xi’an International Horticultural Exposition. The Company successfully launched the China Life Week and China Life Customer Day activities under the theme of “Hand in Hand with China Life, Making a Green and Energetic China”, and made great efforts to improve the quality of its customer service.

The Company adopted the Guidelines for the Implementation of Comprehensive Risk Management of Personal Insurance Companies issued by the CIRC, improved its comprehensive risk management system, advanced the implementation and evaluation of its internal control standards, ensured the training and practice of the Internal Control Implementation Manual from the level of management to the level of its 100,000 employees, and established a solid basis for internal controls. Moreover, the Company utilized its sales risk monitoring and evaluating system to instantly and quantitatively monitor and evaluate the sales risks in each provincial branch on a quarterly basis, and fully implemented a system for assessing the credibility of its individual agents, which helped to detect sales risk and provide a means for controlling the risk at an earlier stage.

[4]	Net investment yield = (Investment income – Business tax and extra charges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)
[5]	Gross investment yield = (Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss – Business tax and extra charges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)

Commission File Number 001-31914

II	Analysis of Major Items of Consolidated Statement of Comprehensive Income

(1)	Total Revenues

For the year ended 31 December		RMB million

	2011	2010
Net premiums earned	318,276	318,088
Individual life insurance business	301,986	302,753
Group life insurance business	434	468
Short-term insurance business	15,856	14,867
Investment income	60,722	48,872
Net realized gains/(losses) and impairment on financial assets	(11,208)	15,841
Net fair value gains through profit or loss	337	280
Other income	2,772	2,757

Total	370,899	385,838

Net Premiums Earned

1	Individual Life Insurance Business

During the Reporting Period, net premiums earned from individual life insurance business decreased by 0.3% from 2010. The Company’s individual life insurance products are mainly distributed through exclusive individual agent channel and bancassurance channel. Although sales through the exclusive agent channel increased, as the bancassurance business was affected by the adjustment of regulatory policies, first-year premiums decreased, which resulted in a decrease in net premiums earned from individual life insurance business.

2	Group Life Insurance Business

During the Reporting Period, net premiums earned from group life insurance business decreased by 7.3% from 2010. This was primarily due to the adjustment of the Company’s operation strategies with respect to group life insurance business, pursuant to which the Company reduced its sales on group whole life insurance products.

Commission File Number 001-31914

3	Short-term Insurance Business

During the Reporting Period, net premiums earned from short-term insurance business increased by 6.7% from 2010. This was primarily due to the Company’s increased efforts for the development of accident insurance business by the implementation of policies on business performance evaluation and costs.

Gross written premiums categorized by business:

For the year ended 31 December		RMB million

	2011	2010
Individual Life Insurance Business	302,012	302,781
First-year business	147,286	174,808
Single	99,190	122,659
First-year regular	48,096	52,149
Renewal business	154,726	127,973
Group Life Insurance Business	438	473
First-year business	435	469
Single	427	459
First-year regular	8	10
Renewal business	3	4
Short-term Insurance Business	15,802	14,975
Short-term accident insurance business	8,766	7,657
Short-term health insurance business	7,036	7,318

Total	318,252	318,229

Commission File Number 001-31914

Gross written premiums categorized by channel:

For the year ended 31 December		RMB million

	2011	2010
Exclusive Individual Agent Channel	155,621	143,356
First-year business of long-term insurance	33,047	31,310
Single	300	527
First-year regular	32,747	30,783
Renewal business	122,475	111,980
Short-term insurance business	99	66
Group Insurance Channel	17,731	17,038
First-year business of long-term insurance	2,025	2,125
Single	2,018	2,115
First-year regular	7	10
Renewal business	3	4
Short-term insurance business	15,703	14,909
Bancassurance Channel	144,900	157,835
First-year business of long-term insurance	112,649	141,842
Single	97,299	120,476
First-year regular	15,350	21,366
Renewal business	32,251	15,993
Short-term insurance business	—	—

Total	318,252	318,229

Investment Income

For the year ended 31 December		RMB million

	2011	2010
Investment income from securities at fair value through profit or loss	486	126
Investment income from available-for-sale securities	21,811	20,173
Investment income from held-to-maturity securities	10,691	10,538
Investment income from bank deposits	24,978	16,363
Investment income from loans	2,658	1,583
Other investment income	98	89

Total	60,722	48,872

Commission File Number 001-31914

1	Investment Income from Securities at Fair Value through Profit or Loss

During the Reporting Period, investment income from securities at fair value through profit or loss increased by 285.7% from 2010. This was primarily due to an increase in interest income from debt securities at fair value through profit or loss resulting from the joint effects of the increased volume of investment in debt securities at fair value through profit or loss and an increase in interest rates.

2	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities increased by 8.1% from 2010. This was primarily due to an increase in interest income from available-for-sale debt securities.

3	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 1.5% from 2010. This was primarily due to the increased volume of investments and an increase in interest rates.

4	Investment Income from Bank Deposits

During the Reporting Period, investment income from bank deposits increased by 52.6% from 2010. This was primarily due to the increased volume of deposits attributable to the Company’s increased allocation in deposits, and an increase in interest rates on deposits.

5	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 67.9% from 2010. This was primarily due to the increased volume of policy loans and debt investment plans, as well as an increase in interest rates.

Net Realized Gains/(Losses) and Impairment on Financial Assets

During the Reporting Period, net realized gains/(losses) and impairment on financial assets decreased from 2010. This was primarily due to an increase in impairment losses of available-for-sale securities resulting from the continuous depression in Chinese capital market.

Net Fair Value Gains Through Profit or Loss

During the Reporting Period, net fair value gains through profit or loss increased by 20.4% from 2010. This was primarily due to an increase in income from the buy-sale price differential in the trading of funds at fair value through profit or loss.

Commission File Number 001-31914

Other Income

During the Reporting Period, other income increased by 0.5% from 2010. This was primarily due to an increase in commission fees earned from China Life Property and Casualty Insurance Company Limited.

(2)	Benefits, Claims and Expenses

For the year ended 31 December		RMB million

	2011	2010
Insurance benefits and claims expenses
Individual life insurance business	282,575	270,341
Group life insurance business	353	551
Short-term insurance business	7,789	8,740
Investment contracts benefits	2,031	1,950
Policyholder dividends resulting from participation in profits	6,125	13,224
Underwriting and policy acquisition costs	27,434	27,256
Finance costs	873	304
Administrative expenses	21,549	20,285
Other operating expenses	3,275	3,351
Statutory insurance fund contribution	595	599

Total	352,599	346,601

Insurance Benefits and Claims Expenses

1	Individual Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to individual life insurance business increased by 4.5% from 2010. This was primarily due to an increase in benefits payments and a decrease in increase in insurance contracts liabilities.

2	Group Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to group life insurance business decreased by 35.9% from 2010. This was primarily due to a decrease in increase in insurance contracts liabilities.

3	Short-term Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to short-term insurance business decreased by 10.9% from 2010. This was primarily due to the optimization of short-term insurance business structure and the enhancement of business quality control.

Commission File Number 001-31914

Investment Contract Benefits

During the Reporting Period, investment contract benefits increased by 4.2% from 2010. This was primarily due to an increase in interest payments.

Policyholder Dividends Resulting from Participation in Profits

During the Reporting Period, policyholder dividends resulting from participation in profits decreased by 53.7% from 2010. This was primarily due to a decrease in investment yields for participating products.

Underwriting and Policy Acquisition Costs

During the Reporting Period, underwriting and policy acquisition costs increased by 0.7% from 2010. Such increase was generally in proportion to the growth of business and was also affected by the adjustment of business structure.

Finance Costs

During the Reporting Period, finance costs increased by 187.2% from 2010. This was primarily due to an increase in interest payments for securities sold under agreements to repurchase and subordinated term debts issued by the Company.

Administrative Expenses

During the Reporting Period, administrative expenses increased by 6.2% from 2010. This was primarily due to an increase in operation and management costs resulting from certain factors including inflation, increasing market competition and rising labor costs.

Other Operating Expenses

During the Reporting Period, other operating expenses decreased by 2.3% from 2010. This was primarily due to a decrease in business tax and surcharges expenses.

(3)	Profit before Income Tax

For the year ended 31 December		RMB million

	2011	2010
Individual life insurance business	17,967	37,690
Group life insurance business	57	740
Short-term insurance business	502	385
Other	1,987	2,193

Total	20,513	41,008

Commission File Number 001-31914

1	Individual Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the individual life insurance business decreased by 52.3% from 2010. This was primarily due to the impact on individual life insurance segment caused by the decrease in investment income and increase in impairment losses resulting from the continuous depression in Chinese capital market.

2	Group Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the group life insurance business decreased by 92.3% from 2010. This was primarily due to the impact on group life insurance segment caused by the decrease in investment income and increase in impairment losses resulting from the continuous depression in Chinese capital market.

3	Short-term Insurance Business

During the Reporting Period, profit before income tax of the Company in the short-term insurance business increased by 30.4% from 2010. This was primarily due to the optimization of short-term insurance business structure and a decrease in claims payments.

(4)	Income Tax

During the Reporting Period, income tax of the Company was RMB2,022 million, a 71.9% decrease from 2010. This was primarily due to a decrease in taxable income and the impact of the deferred tax. Our effective tax rate for 2011 was 9.86%.

(5)	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB18,331 million, a 45.5% decrease from 2010. This was primarily due to a decrease in investment income and an increase in impairment losses resulting from the continuous depression in Chinese capital market.

Commission File Number 001-31914

III	Analysis of Major Items of Consolidated Statement of Financial Position

(1)	Major Assets

		RMB million

	As at 31 December 2011	As at 31 December 2010
Investment assets	1,494,969	1,336,245
Term deposits	520,793	441,585
Held-to-maturity securities	261,933	246,227
Available-for-sale securities	562,948	548,121
Securities at fair value through profit or loss	23,683	9,762
Securities purchased under agreements to resell	2,370	—
Cash and cash equivalents	55,985	47,854
Loans	61,104	36,543
Statutory deposits-restricted	6,153	6,153
Other assets	88,938	74,334

Total	1,583,907	1,410,579

Term Deposits

As at the end of the Reporting Period, term deposits increased by 17.9% from 2010. This was primarily due to the Company’s increased efforts for investment in negotiated deposits by taking advantages of the market opportunities of high interest rates at different stages.

Held-to-Maturity Securities

As at the end of the Reporting Period, held-to-maturity securities increased by 6.4% from 2010. This was primarily due to an increase in the volume of investment assets.

Available-for-Sale Securities

As at the end of the Reporting Period, available-for-sale securities increased by 2.7% from 2010. This was primarily due to an increase in the volume of available-for-sale debt securities, which was partially offset by the decrease in fair value of equity securities.

Commission File Number 001-31914

Securities at Fair Value Through Profit or Loss

As at the end of the Reporting Period, securities at fair value through profit or loss increased by 142.6% from 2010. This was primarily due to the increased volume of debt securities at fair value through profit or loss.

Cash and Cash Equivalents

As at the end of the Reporting Period, cash and cash equivalents increased by 17.0% from 2010. This was primarily due to the needs for investment assets allocation and liquidity management.

Loans

As at the end of the Reporting Period, loans increased by 67.2% from 2010. This was primarily due to an increase in the demand for policy loans, as well as the Company’s increased efforts for investment in debt investment plans by taking advantages of the market opportunities of high interest rates at different stages.

As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

			RMB million

	As at 31 December 2011		As at 31 December 2010
	Amount	Percentage	Amount	Percentage
Cash and cash equivalents	55,985	3.74%	47,854	3.58%
Term deposits	520,793	34.84%	441,585	33.05%
Bonds	666,684	44.60%	608,192	45.51%
Funds	85,057	5.69%	96,329	7.21%
Common stocks	95,553	6.39%	99,580	7.45%
Other investment form	70,897	4.74%	42,705	3.20%

Total	1,494,969	100%	1,336,245	100%

Commission File Number 001-31914

(2)	Major Liabilities

		RMB million

	As at 31 December 2011	As at 31 December 2010
Insurance contracts	1,199,373	1,018,135
Investment contracts	69,797	70,171
Securities sold under agreements to repurchase	13,000	23,065
Policyholder dividends payable	46,368	52,828
Annuity and other insurance balances payable	11,954	8,275
Bonds payable	29,990	—
Deferred tax liabilities	1,454	11,776
Other liabilities	18,583	15,854

Total	1,390,519	1,200,104

Insurance Contracts

As at the end of the Reporting Period, liabilities of insurance contracts increased by 17.8% from 2010. This was primarily due to new insurance business and the accumulation of insurance liabilities. As at the balance sheet date, the Company’s reserves for insurance contracts passed liability adequacy testing.

Investment Contracts

As at the end of the Reporting Period, account balance of investment contracts decreased by 0.5% from 2010. This was primarily due to a decrease in the account volume of universal insurance products.

Securities Sold under Agreements to Repurchase

As at the end of the Reporting Period, securities sold under agreements to repurchase decreased by 43.6% from 2010. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

As at the end of the Reporting Period, policyholder dividends payable decreased by 12.2% from 2010. This was primarily due to a decrease in investment yields for participating products.

Commission File Number 001-31914

Annuity and Other Insurance Balances Payable

As at the end of the Reporting Period, annuity and other insurance balances payable increased by 44.5% from 2010. This was primarily due to an increase in maturity benefits payable.

Bonds Payable

As at the end of the Reporting Period, the change in the amount of bonds payable was primarily due to the issuance of subordinated term debts by the Company in 2011.

Deferred Tax Liabilities

As at the end of the Reporting Period, deferred tax liabilities decreased by 87.7% from 2010. This was primarily due to a decrease in the fair value of available-for-sale securities.

(3)	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB191,530 million, a 8.2% decrease from 2010. This was primarily due to a decrease in the fair value of available-for-sale securities resulting from the continuous depression in Chinese capital market, and the distribution of dividends to equity holders last year.

IV	Analysis of Cash Flow

(1)	Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of financial assets, and investment income. The primary liquidity concerns with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB55,985 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB520,793 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As at the end of the Reporting Period, investments in debt securities had a fair value of RMB669,136 million, while investments in equity securities had a fair value of RMB181,880 million. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments or sell them at an adequate price.

Commission File Number 001-31914

(2)	Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

(3)	Consolidated Cash Flows

For the year ended 31 December		RMB million

	2011	2010
Net cash inflow from operating activities	133,953	178,600
Net cash outflow from investing activities	(133,591)	(135,937)
Net cash inflow/(outflow) from financing activities	7,991	(30,681)
Foreign currency losses on cash and cash equivalents	(222)	(325)

Net increase in cash and cash equivalents	8,131	11,657

We have established a cash flow testing system, and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity. During the Reporting Period, net cash inflow from operating activities decreased by 25.0% from 2010. This was primarily due to an increase in claims payments and an increase in cash outflow from the allocation of securities at fair value through profit or loss. Net cash outflow from investing activities decreased by 1.7% from 2010. This was primarily due to the needs for investment management. The change of net cash inflow/ (outflow) from financing activities was primarily due to cash income from the issuance of subordinated term debts.

Commission File Number 001-31914

V	Solvency Ratio

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows our solvency ratio as at 31 December 2011:

		RMB million

	As at 31 December 2011	As at 31 December 2010
Actual capital	113,685	123,769
Minimum capital	66,826	58,385
Solvency ratio	170.12%	211.99%

The change of our solvency ratio was primarily due to the combined effects of the continuous depression of Chinese capital market, business development of the Company and dividend distribution to equity holders last year. Meanwhile, the Company closely monitored changes in its slovency ratio, and successfully issued subordinated term debts of RMB30 billion at relatively low costs by actively taking advantages of favorable opportunities, thereby effectively improving its solvency ratio.

Commission File Number 001-31914

ANNUAL RESULTS6

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME – AUDITED

For the year ended 31 December 2011

	Note	2011 RMB million	2010 RMB million
REVENUES
Gross written premiums		318,252	318,229
Less: premiums ceded to reinsurers		(232)	(177)

Net written premiums		318,020	318,052
Net change in unearned premium reserves		256	36

Net premiums earned		318,276	318,088

Investment income	1	60,722	48,872
Net realised gains/(losses) and impairment on financial assets	2	(11,208)	15,841
Net fair value gains through profit or loss	3	337	280
Other income		2,772	2,757

Total revenues		370,899	385,838

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	4	(101,349)	(71,237)
Accident and health claims and claim adjustment expenses	4	(7,789)	(8,740)
Increase in insurance contracts liabilities	4	(181,579)	(199,655)
Investment contract benefits	5	(2,031)	(1,950)
Policyholder dividends resulting from participation in profits		(6,125)	(13,224)
Underwriting and policy acquisition costs		(27,434)	(27,256)
Finance costs	6	(873)	(304)
Administrative expenses		(21,549)	(20,285)
Other operating expenses		(3,275)	(3,351)
Statutory insurance fund contribution	7	(595)	(599)

Total benefits, claims and expenses		(352,599)	(346,601)

Share of profit of associates	8	2,213	1,771

Profit before income tax	9	20,513	41,008
Income tax	10	(2,022)	(7,197)

Net profit		18,491	33,811

Attributable to:
– equity holders of the Company		18,331	33,626
– non-controlling interests		160	185

Basic and diluted earnings per share	11	RMB0.65	RMB1.19

[6]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME – AUDITED (Continued)

For the year ended 31 December 2011

	Note	2011 RMB million	2010 RMB million
Other comprehensive income
Fair value losses on available-for-sale securities		(45,576)	(13,666)
Amount transferred to net profit from other comprehensive income		11,054	(15,763)
Portion of fair value losses on available-for-sale securities attributable to participating policyholders		2,521	7,983
Share of other comprehensive income of associates		(201)	(131)
Others		(1)	(1)
Income tax relating to components of other comprehensive income	10	7,989	5,362

Other comprehensive income for the year		(24,214)	(16,216)

Total comprehensive income for the year		(5,723)	17,595

Attributable to:
– equity holders of the Company		(5,874)	17,423
– non-controlling interests		151	172

Commission File Number 001-31914

Notes:

1	INVESTMENT INCOME

	For the year ended 31 December
	2011 RMB million	2010 RMB million
Debt securities
– held-to-maturity securities	10,691	10,538
– available-for-sale securities	16,935	14,962
– at fair value through profit or loss	449	86
Equity securities
– available-for-sale securities	4,876	5,211
– at fair value through profit or loss	37	40
Bank deposits	24,978	16,363
Loans	2,658	1,583
Securities purchased under agreements to resell	98	89

Total	60,722	48,872

Included in investment income is interest income of RMB55,809 million (2010: RMB43,621 million). All interest is accrued using the effective interest method.

The investment income from listed and unlisted debt and equity securities for the year ended 31 December 2011 were RMB5,105 million and RMB27,883 million, respectively (2010: RMB4,797 million and RMB26,038 million).

2	NET REALISED GAINS/(LOSSES) AND IMPAIRMENT ON FINANCIAL ASSETS

	For the year ended 31 December
	2011 RMB million	2010 RMB million
Debt securities
Net realised gains	433	508
Reversal of impairment	11	76

Subtotal	444	584

Equity securities
Net realised gains	1,272	17,028
Impairment	(12,924)	(1,771)

Subtotal	(11,652)	15,257

Total	(11,208)	15,841

Commission File Number 001-31914

Net realised gains and impairment on financial assets are from available-for-sale securities.

During the year ended 31 December 2011, the Group recognized impairment charge of RMB4,133 million (2010: RMB259 million) of available-for-sale funds and RMB8,791 million (2010: RMB1,512 million) of available-for-sale common stocks, for which the Group determined that objective evidence of impairment existed.

3	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2011 RMB million	2010 RMB million
Debt securities	(405)	403
Equity securities	134	(486)
Stock appreciation rights	608	363

Total	337	280

4	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended 31 December 2011
Life insurance death and other benefits	101,362	(13)	101,349
Accident and health claims and claim adjustment expenses	7,903	(114)	7,789
Increase in insurance contracts liabilities	181,590	(11)	181,579

Total insurance benefits and claims expenses	290,855	(138)	290,717

For the year ended 31 December 2010
Life insurance death and other benefits	71,255	(18)	71,237
Accident and health claims and claim adjustment expenses	8,835	(95)	8,740
Increase in insurance contracts liabilities	199,673	(18)	199,655

Total insurance benefits and claims expenses	279,763	(131)	279,632

5	INVESTMENT CONTRACT BENEFITS

Benefits of investment contract are mainly the interest credited to investment contracts and universal life contracts.

Commission File Number 001-31914

6	FINANCE COSTS

	For the year ended 31 December
	2011	2010
	RMB million	RMB million
Interest expenses for the bonds payable	303	—
Interest expenses for financial assets sold under agreements to repurchase	570	304

Total finance costs	873	304

7	STATUTORY INSURANCE FUND

As required by CIRC Order [2008] No. 2, all insurance companies have to pay statutory insurance fund contribution to the CIRC from 1 January 2009. The Group is subject to statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively. (ii) at 0.8% and 0.15% of premiums from short-term health policies and long- term health policies, respectively. (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of the Group’s total assets, no additional contribution to the statutory insurance fund is required.

8	INVESTMENTS IN ASSOCIATES

Group

	2011	2010
	RMB million	RMB million
As at 1 January	20,892	8,470
Additional capital contribution to associates (i)	1,600	5,777
Transfer in associates	—	5,123
Scrip dividend from associates (ii)	91	—
Share of results	2,213	1,771
Other equity movements	(201)	(131)
Dividend received	(147)	(118)

As at 31 December	24,448	20,892

Commission File Number 001-31914

The Group’s investments in associates are unlisted except for Sino-Ocean which is listed in Hong Kong. As at 31 December 2011, the stock price of Sino-Ocean was HK$3.60 per share. The Group’s share of associates’ assets and liabilities as at 31 December 2011 and revenue and profit after tax for the year then ended are as followings:

Share of assets and liabilities of associates

Name	Country of incorporation	Interest held	Assets	Liabilities
			RMB million	RMB million
China Guangfa Bank Co. Ltd. (“CGB”)	PRC	20%	186,843	173,255
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	PRC	40%	8,962	6,370
Sino-Ocean Land Holdings Limited (“Sino-Ocean”)	Hong Kong	24.45%	25,757	17,489

Total as at 31 December 2011			221,562	197,114

CGB	PRC	20%	165,979	154,356
CLP&C	PRC	40%	6,042	4,870
Sino-Ocean	Hong Kong	24.07%	22,409	14,312

Total as at 31 December 2010			194,430	173,538

Share of revenues and profit after tax of associates

Name	Revenue	Profit after tax
	RMB million	RMB million
CGB	5,635	1,917
CLP&C	5,282	168
Sino-Ocean	4,865	128

Total for the year ended 31 December 2011	15,782	2,213

CGB	4,392	1,237
CLP&C	3,557	245
Sino-Ocean	3,303	289

Total for the year ended 31 December 2010	11,252	1,771

Commission File Number 001-31914

Company	2011	2010
	RMB million	RMB million
As at 1 January	18,177	7,278
Additional capital contribution to CGB	—	2,999
Additional capital contribution to CLP&C (i)	1,600	—
Investment in Sino-Ocean	—	7,907
Scrip dividend from Sino-Ocean (ii)	91	—
Divestment from Investment in China Life Insurance Brokers	—	(7)

As at 31 December	19,868	18,177

(i)	On 25 May 2011, CLP&C’s Board of Directors Meeting and Shareholders Meeting approved the proposal to raise additional capital from the existing shareholders. The Company injected additional capital of RMB1,600 million in cash. As a result, the Company held shares of CLP&C at a total cost of RMB3,200 million and its interest in CLP&C remains at 40% of CLP&C’s registered capital.
(ii)	A dividend in respect of 2010 of HKD0.08 per ordinary share was approved and declared by Sino-Ocean at the Annual General Meeting on 12 May 2011. Sino-Ocean announced a Scrip Dividend Scheme on 22 May 2011, under which each shareholder may elect to receive the 2010 final dividend in cash or in scrip shares. The Company elected the scrip shares option and received scrip shares amounted to RMB91 million on 28 June 2011 with a corresponding increase in the carry value of investments in associates.

9	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the year ended 31 December
	2011	2010
	RMB million	RMB million
Employee salary and welfare cost	8,416	8,240
Housing benefits	552	507
Contribution to the defined contribution pension plan	1,555	1,344
Depreciation and amortisation	1,909	1,802
Exchange loss	547	392
Auditor’s remuneration	65	65

Commission File Number 001-31914

10	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to net profit represents

	For the year ended 31 December
	2011	2010
	RMB million	RMB million
Current taxation – Enterprise income tax	4,355	6,420
Deferred taxation	(2,333)	777

Taxation charges	2,022	7,197

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the year ended 31 December 2010: 25%) is as follows:

			For the year ended 31 December
			2011	2010
			RMB million	RMB million
Profit before income tax			20,513	41,008
Tax computed at the statutory tax rate			5,128	10,252
Non-taxable income	(i	)	(3,511)	(3,413)
Additional tax liability from expenses not deductible for tax purposes	(i	)	325	317
Unused tax losses			57	41
Other			23	—

Income tax at effective tax rate			2,022	7,197

(i)	Non-taxable income mainly includes interest income from government bonds and funds. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses that do not meet the criteria for deduction according to the relevant tax regulations.

Commission File Number 001-31914

(c)	As at 31 December 2011, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

Group	Insurance	Investment	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)
As at 1 January 2010	(8,531)	(8,484)	654	(16,361)
(Charged)/credited to net profit	(604)	(376)	203	(777)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	7,358	—	7,358
– Portion of fair value gains on available-for-sale securities allocated to participating policyholders	(1,996)	—	—	(1,996)

Subtotal	(1,996)	7,358	—	5,362

As at 31 December 2010	(11,131)	(1,502)	857	(11,776)

As at 1 January 2011	(11,131)	(1,502)	857	(11,776)
(Charged)/credited to net profit	(505)	2,740	98	2,333
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	8,619	—	8,619
– Portion of fair value losses on available-for-sale securities allocated to participating policyholders	(630)	—	—	(630)

Subtotal	(630)	8,619	—	7,989

As at 31 December 2011	(12,266)	9,857	955	(1,454)

(i)	The deferred tax liability brought forward as at 1 January 2010 arising from the insurance category represented mainly the tax impact related to the change of long term insurance contracts liabilities at 31 December 2008 as a result of the first time adoption of IFRS in 2009. Change during the 2011 was mainly related to the temporary difference of short duration insurance contracts liabilities and policyholder dividend payables.
(ii)	The deferred tax arising from the investment category is mainly related to the temporary difference of unrealised gains/(losses) of available-for-sale securities and securities at fair value through profit or loss.
(iii)	The deferred tax arising from the other category is mainly related to the temporary difference of employee salary and welfare cost payables.

Commission File Number 001-31914

Deferred tax assets/(liabilities)

Company	Insurance	Investment	Others	Total
	RMB million	RMB million	RMB million	RMB million
As at 1 January 2010	(8,531)	(8,456)	610	(16,377)
(Charged)/credited to net profit	(604)	(378)	193	(789)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	7,334	—	7,334
– Portion of fair value losses on available-for-sale securities attributable to participating policyholders	(1,996)	—	—	(1,996)

Subtotal	(1,996)	7,334	—	5,338

As at 31 December 2010	(11,131)	(1,500)	803	(11,828)

As at 1 January 2011	(11,131)	(1,500)	803	(11,828)
(Charged)/credited to net profit	(505)	2,727	83	2,305
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	8,614	—	8,614
– Portion of fair value losses on available-for-sale securities attibutable to participating policyholders	(630)	—	—	(630)

Subtotal	(630)	8,614	—	7,984

As at 31 December 2011	(12,266)	9,841	886	(1,539)

Commission File Number 001-31914

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

Group

	As at 31 December 2011	As at 31 December 2010
	RMB million	RMB million
Deferred tax assets:
– deferred tax assets to be recovered after more than 12 months	10,306	3,217
– deferred tax assets to be recovered within 12 months	1,595	617

Subtotal	11,901	3,834

Deferred tax liabilities:
– deferred tax liabilities to be settled after more than 12 months	(13,105)	(15,262)
– deferred tax liabilities to be settled within 12 months	(250)	(348)

Subtotal	(13,355)	(15,610)

Total net deferred income tax liabilities	(1,454)	(11,776)

Company

	As at 31 December 2011	As at 31 December 2010
	RMB million	RMB million
Deferred tax assets:
– deferred tax assets to be recovered after more than 12 months	10,220	3,161
– deferred tax assets to be recovered within 12 months	1,595	617

Subtotal	11,815	3,778

Deferred tax liabilities:
– deferred tax liabilities to be settled after more than 12 months	(13,104)	(15,258)
– deferred tax liabilities to be settled within 12 months	(250)	(348)

Subtotal	(13,354)	(15,606)

Total net deferred income tax liabilities	(1,539)	(11,828)

11	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2011 are based on the weighted average number of 28,264,705,000 ordinary shares (for the year ended 31 December 2010: 28,264,705,000).

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF FINANCIAL POSITION – AUDITED

As at 31 December 2011

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
ASSETS
Property, plant and equipment	20,231	18,946
Investments in associates	24,448	20,892
Held-to-maturity securities	261,933	246,227
Loans	61,104	36,543
Term deposits	520,793	441,585
Statutory deposits-restricted	6,153	6,153
Available-for-sale securities	562,948	548,121
Securities at fair value through profit or loss	23,683	9,762
Securities purchased under agreements to resell	2,370	—
Accrued investment income	22,946	18,193
Premiums receivable	8,253	7,274
Reinsurance assets	878	830
Other assets	12,182	8,199
Cash and cash equivalents	55,985	47,854

Total assets	1,583,907	1,410,579

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF FINANCIAL POSITION – AUDITED (Continued)

As at 31 December 2011

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	1,199,373	1,018,135
Investment contracts	69,797	70,171
Securities sold under agreements to repurchase	13,000	23,065
Policyholder dividends payable	46,368	52,828
Annuity and other insurance balances payable	11,954	8,275
Premiums received in advance	3,719	1,880
Bonds payable	29,990	—
Other liabilities	13,968	13,746
Deferred tax liabilities	1,454	11,776
Current income tax liabilities	750	34
Statutory insurance fund	146	194

Total liabilities	1,390,519	1,200,104

Equity
Share capital	28,265	28,265
Reserves	83,371	100,512
Retained earnings	79,894	79,933

Attributable to equity holders of the Company	191,530	208,710

Non-controlling interests	1,858	1,765

Total equity	193,388	210,475

Total liabilities and equity	1,583,907	1,410,579

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – AUDITED

For the year ended 31 December 2011

	Attributable to equity holders of the Company			Non- controlling interests RMB million	Total RMB million
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million
As at 1 January 2010	28,265	102,787	80,020	1,704	212,776
Net profit	—	—	33,626	185	33,811
Other comprehensive income for the year	—	(16,203)	—	(13)	(16,216)

Total comprehensive income	—	(16,203)	33,626	172	17,595

Transactions with owners
Appropriation to reserve	—	13,928	(13,928)	—	—
Dividends paid	—	—	(19,785)	—	(19,785)
Dividends to non-controlling interests	—	—	—	(111)	(111)

Total transactions with equity holders	—	13,928	(33,713)	(111)	(19,896)

As at 31 December 2010	28,265	100,512	79,933	1,765	210,475

Commission File Number 001-31914

	Attributable to equity holders of the Company
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million	Non-controlling interests RMB million	Total RMB million
As at 1 January 2011	28,265	100,512	79,933	1,765	210,475
Net profit	—	—	18,331	160	18,491
Other comprehensive income for the year	—	(24,205)	—	(9)	(24,214)

Total comprehensive income	—	(24,205)	18,331	151	(5,723)

Appropriation to reserve	—	7,064	(7,064)	—	—
Dividends paid	—	—	(11,306)	—	(11,306)
Dividends to non-controlling interests	—	—	—	(58)	(58)

Total transactions with equity holders	—	7,064	(18,370)	(58)	(11,364)

As at 31 December 2011	28,265	83,371	79,894	1,858	193,388

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF CASH FLOW – AUDITED

For the year ended 31 December 2011

	2011 RMB million	2010 RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax:	20,513	41,008
Adjustments for:
Investment income	(60,722)	(48,872)
Net realised and unrealised gains on financial assets	10,871	(16,121)
Insurance contracts	181,184	199,978
Depreciation and amortisation	1,909	1,802
Amortisation of premiums and discounts	1	(5)
Loss on foreign exchange	547	392
Share of results of associates	(2,213)	(1,771)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(14,196)	(809)
Receivables and payables	(925)	13,056
Income tax paid	(3,456)	(10,236)
Interest received	404	135
Dividends received	36	43

Net cash inflow from operating activities	133,953	178,600

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	32,676	38,245
Maturities of debt securities	24,530	8,199
Sales of equity securities	98,639	133,111
Property, plant and equipment	258	240
Purchases:
Debt securities	(116,000)	(74,324)
Equity securities	(132,294)	(171,379)
Property, plant and equipment	(5,108)	(4,849)
Additional capital contribution to associates	(1,600)	(2,999)
Increase in term deposits, net	(79,208)	(96,602)
Decrease in securities purchased under agreements to resell, net	(2,370)	89
Interest received	49,976	38,873
Dividends received	4,874	5,321
Increase in policy loan, net	(8,344)	(10,146)
Other	380	284

Net cash outflow from investing activities	(133,591)	(135,937)

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF CASH FLOW – AUDITED (Continued)

For the year ended 31 December 2011

	2011 RMB million	2010 RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in securities sold under agreements to repurchase, net	(10,065)	(10,488)
Interest paid	(570)	(297)
Dividends paid to the Company’s equity holders	(11,306)	(19,785)
Dividends paid to non-controlling interests	(58)	(111)
Proceeds from issuance of subordinated debt	29,990	—

Net cash inflow/(outflow) from financing activities	7,991	(30,681)

Foreign currency losses on cash and cash equivalents	(222)	(325)
Net increase in cash and cash equivalents	8,131	11,657
Cash and cash equivalents
Beginning of year	47,854	36,197

End of year	55,985	47,854

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	52,001	45,143
Short-term bank deposits	3,984	2,711

Commission File Number 001-31914

SEGMENT INFORMATION

1	Operating segments

The Group operates in four operating segments:

(i)	Individual life insurance business (Individual life)

Individual life insurance business relates primarily to the sale of long-term life insurance contracts and universal life contracts which are mainly term life, whole life, endowment and annuity products, to individuals and assumed individual reinsurance contracts.

(ii)	Group life insurance business (Group life)

Group life insurance business relates primarily to the sale of insurance contracts and investment contracts, which are mainly term life, whole life and annuity products, to group entities.

(iii)	Short-term insurance business (Short-term)

Short-term insurance business relates primarily to the sale of short-term insurance contracts, which are mainly the short-term accident and health insurance contracts.

(iv)	Corporate and other business (Corporate and other)

Corporate and other business relates primarily to income and allocated cost of insurance agency business in respect of the provision of services to CLIC, share of results of associates, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

2	Allocation basis of income and expenses

Investment income, net realised gains/(losses) and impairment on financial assets, net fair value gains or losses through profit or loss and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses and certain other operating expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Except for amounts arising from investment contracts which can be allocated to the corresponding segments above, other income and other operating expenses are presented in the “Corporate & Other” segment directly. Income tax is not allocated.

3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

Commission File Number 001-31914

	For the year ended 31 December 2011
	Individual life	Group life	Short- term	Corporate & other	Elimination	Total
			(RMB million)
Revenues
Gross written premiums	302,012	438	15,802	—	—	318,252
– Term Life	2,299	333	—	—	—
– Whole Life	37,934	85	—	—	—
– Endowment	221,925	—	—	—	—
– Annuity	39,854	20	—	—	—
Net premiums earned	301,986	434	15,856	—	—	318,276
Investment income	57,080	2,893	460	289	—	60,722
Net realised loss and impairment on financial assets	(10,404)	(527)	(86)	(191)	—	(11,208)
Net fair value gains/(losses) through profit or loss	319	16	3	(1)	—	337
Other income	477	163	—	2,901	(769)	2,772
Including: inter-segment revenue	—	—	—	769	(769)	—

Segment revenues	349,458	2,979	16,233	2,998	(769)	370,899

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(101,010)	(339)	—	—	—	(101,349)
Accident and health claims and claim adjustment expenses	—	—	(7,789)	—	—	(7,789)
Increase in insurance contracts liabilities	(181,565)	(14)	—	—	—	(181,579)
Investment contract benefits	(574)	(1,457)	—	—	—	(2,031)
Policyholder dividends resulting from participation in profits	(5,780)	(345)	—	—	—	(6,125)
Underwriting and policy acquisition costs	(23,723)	(81)	(3,275)	(355)	—	(27,434)
Finance costs	(818)	(41)	(7)	(7)	—	(873)
Administrative expenses	(14,961)	(522)	(3,989)	(2,077)	—	(21,549)
Other operating expenses	(2,604)	(107)	(548)	(785)	769	(3,275)
Including: Inter-segment expenses	(726)	(37)	(6)	—	769	—
Statutory insurance fund contribution	(456)	(16)	(123)	—	—	(595)

Segment benefits, claims and expenses	(331,491)	(2,922)	(15,731)	(3,224)	769	(352,599)

Share of results of associates	—	—	—	2,213	—	2,213

Segment results	17,967	57	502	1,987	—	20,513

Income tax						(2,022)

Net profit						18,491

Attributable to
– equity holders of the Company						18,331
– non-controlling interests						160
Unrealised losses from Available-for-sale securities included in equity holders’ equity	(22,800)	(1,154)	(186)	(65)	—	(24,205)
Depreciation and amortisation	1,409	49	380	71	—	1,909

Commission File Number 001-31914

	As at 31 December 2011
	Individual life	Group life	Short- term	Corporate & other	Elimination	Total
			(RMB million)
Assets
Financial assets (including cash and cash equivalents)	1,430,528	70,759	11,399	5,229	—	1,517,915
Other	730	—	121	24,448	—	25,299

Segment assets	1,431,258	70,759	11,520	29,677	—	1,543,214

Unallocated
Property, plant and equipment						20,231
Other						20,462

Total						1,583,907

Liabilities
Insurance contracts	1,189,777	709	8,887	—	—	1,199,373
Investment contracts	13,349	56,448	—	—	—	69,797
Securities sold under agreements to repurchase	12,279	621	100	—	—	13,000
Other	28,650	1,677	230	—	—	30,557

Segment liabilities	1,244,055	59,455	9,217	—	—	1,312,727

Unallocated
Other						77,792

Total						1,390,519

Commission File Number 001-31914

	For the year ended 31 December 2010
	Individual life	Group life	Short- term	Corporate & other	Elimination	Total
			(RMB million)
Revenues
Gross written premiums	302,781	473	14,975	—	—	318,229
– Term Life	1,964	287	—	—	—
– Whole Life	37,783	165	—	—	—
– Endowment	220,505	—	—	—	—
– Annuity	42,529	21	—	—	—
Net premiums earned	302,753	468	14,867	—	—	318,088
Investment income	45,535	2,691	448	198	—	48,872
Net realised gains and impairment on financial assets	14,738	871	145	87	—	15,841
Net fair value gains through profit or loss	247	14	2	17	—	280
Other income	614	244	—	2,583	(684)	2,757
Including: inter-segment revenue	—	—	—	684	(684)	—

Segment revenues	363,887	4,288	15,462	2,885	(684)	385,838

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(70,872)	(365)	—	—	—	(71,237)
Accident and health claims and claim adjustment expenses	—	—	(8,740)	—	—	(8,740)
Increase in insurance contracts liabilities	(199,469)	(186)	—	—	—	(199,655)
Investment contract benefits	(1,264)	(686)	—	—	—	(1,950)
Policyholder dividends resulting from participation in profits	(12,277)	(947)	—	—	—	(13,224)
Underwriting and policy acquisition costs	(24,182)	(88)	(2,794)	(192)	—	(27,256)
Finance costs	(277)	(17)	(3)	(7)	—	(304)
Administrative expenses	(14,927)	(429)	(2,952)	(1,977)	—	(20,285)
Other operating expenses	(2,440)	(816)	(492)	(287)	684	(3,351)
Including: Inter-segment expenses	(640)	(38)	(6)	—	684	—
Statutory insurance fund contribution	(489)	(14)	(96)	—	—	(599)

Segment benefits, claims and expenses	(326,197)	(3,548)	(15,077)	(2,463)	684	(346,601)

Share of results of associates	—	—	—	1,771	—	1,771

Segment results	37,690	740	385	2,193	—	41,008

Income tax						(7,197)

Net profit						33,811

Attributable to
– equity holders of the Company						33,626
– non-controlling interests						185
Unrealised losses from Available-for-sale securities included in equity holders’ equity	(15,088)	(892)	(148)	(75)	—	(16,203)
Depreciation and amortisation	1,418	40	283	61	—	1,802

Commission File Number 001-31914

	As at 31 December 2010
	Individual life	Group life	Short- term	Corporate & other	Elimination	Total
			(RMB million)
Assets
Financial assets (including cash and cash equivalents)	1,263,081	73,241	12,185	5,931	—	1,354,438
Other	719	—	89	20,892	—	21,700

Segment assets	1,263,800	73,241	12,274	26,823	—	1,376,138

Unallocated
Property, plant and equipment						18,946
Other						15,495

Total						1,410,579

Liabilities
Insurance contracts	1,008,201	695	9,239	—	—	1,018,135
Investment contracts	15,664	54,507	—	—	—	70,171
Securities sold under agreements to repurchase	21,199	1,253	208	405	—	23,065
Other	331	223	—	—	—	554

Segment liabilities	1,045,395	56,678	9,447	405	—	1,111,925

Unallocated
Other						88,179

Total						1,200,104

Commission File Number 001-31914

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

1	Basis of preparation

The Group adopted International Financial Reporting Standards (“IFRS”) in 2009. The Group prepared these consolidated financial statements in accordance with IFRS, its amendments and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange Limited and the requirements of the Hong Kong Company’s Ordinance. The Group prepared the consolidated financial statements under the historical cost convention, as modified by financial assets and financial liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in the financial statements.

Standards, amendments and interpretations effective in 2011

International Accounting Standard (“IAS”) 24 (Revised) – Related Party Disclosures clarifies and simplifies the definition of a related party, provides a partial exemption from the disclosure requirements for transactions with government-related entities, and requires for additional disclosure such as commitments with related parties. The Group has adopted the partial exemption regarding disclosure requirements for transactions with government-related entities in the consolidated financial statements for the year ended 31 December 2010. Full adoption of IAS 24 (Revised) effective from 1 January 2011 has resulted in revised scope of related parties and additional disclosures for commitments with related parties.

The standards, amendments and interpretations effective in 2011 as noted below are relevant to the Group but had no material impact on the consolidated annual financial statements of the Group.

Commission File Number 001-31914

IAS 1 Amendment	Presentation of Financial Statements: Clarification of Statement of Changes in Equity

IAS 21, IAS 28 and IAS 31 Amendment	Transition Requirements for Amendments Arising as a Result of IAS 27

IAS 34 Amendment	Interim Financial Reporting: Significant Events and Transactions

IFRS 3 Amendment	Business Combinations: Contingent Consideration, Measurement of Non-controlling Interest and Share-based Payment

The International Financial Reporting Interpretations Committee (“IFRIC”) 13 Amendment	Customer Loyalty Programmes: Fair Value of Award Credits

IFRIC 14 Amendment	Prepayments of a Minimum Funding Requirement

IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments

Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group in 2011

The standards, amendments and interpretations noted below are relevant to the Group but are not yet effective and have not been early adopted by the Group in 2011.

Effective for annual period
beginning on or after

IAS 1 Amendment	Presentation of Financial Statements: Other Comprehensive Income	1 July 2012

IAS 12 Amendment	Deferred Tax: Recovery of Underlying Assets	1 January 2012

IAS 19 Amendment	Employee Benefits	1 January 2013

IAS 32 Amendment	Financial Instruments: Presentation	1 January 2014

IFRS 7 Amendment	Disclosure: Offsetting Financial Assets and Financial Liabilities	1 January 2013

IFRS 7 Amendment	Disclosures: Transfers of Financial Assets	1 July 2011

IFRS 9, IFRS 9	Financial Instruments and Financial Instruments:	1 January 2015

Amendment and IFRS 7 Amendment	Disclosures

IFRS 10	Consolidated Financial Statements	1 January 2013

IFRS 11	Joint Arrangements	1 January 2013

IFRS 12	Disclosure of Interests in Other Entities	1 January 2013

IAS 27 Revised	Separate Financial Statements	1 January 2013

IAS 28 Revised	Investments in Associates and Joint Ventures	1 January 2013

IFRS 13	Fair Value Measurement	1 January 2013

IAS 1 Amendment requires to separate items presented in other comprehensive income into two groups based on whether or not they may be recycled to profit or loss in the future.

Commission File Number 001-31914

IAS 12 Amendment provides a practical approach for measuring deferred tax assets and liabilities related to investment properties measured using the fair value model under IAS 40 Investment Property.

IAS 19 Amendment makes changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. The most significant change is that actuarial gains and losses will be recognised in other comprehensive income rather than operating expenses.

IAS 32 Amendment provides additional application guidance to clarify some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. IFRS 7-Disclosure: Offsetting Financial Assets and Financial Liabilities is also amended to require disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognised financial assets and recognised financial liabilities, on the entity’s financial position.

IFRS 7 Amendment – Disclosures: Transfers of Financial Assets introduces new disclosure requirements to help users of financial statements evaluate the risk exposures relating to transfer of financial assets and the effect of those risks on an entity’s financial position.

IFRS 9 and IFRS 9 Amendments replaced those parts of IAS 39 relating to the classification, measurement and de-recognition of financial assets and liabilities with key changes mainly related to the classification and measurement of financial assets and certain types of financial liabilities. Together with the amendments to IFRS 9, IFRS 7-Financial Instruments: Disclosures is also amended to require additional disclosures on transition from IAS 39 to IFRS 9.

The five new standards (IFRS 10, IFRS 11, IFRS 12, IAS 27 Revised and IAS 28 Revised) establish new guidance for consolidation and joint arrangements and principally address:

•	A revised definition of control for the purposes of determining which arrangements should be consolidated;

•	A reduction in the types of joint arrangements to two: joint operations and joint ventures, and classification based on rights and obligations rather than legal structure;

•	Elimination of the policy choice of proportionate consolidation for joint ventures; and

•	New requirements to disclose significant judgements and assumptions in determining whether an entity controls, jointly controls or significantly influences its interests in other entities.

IFRS 13 defines and sets out in a single IFRS a framework for measuring fair value, and requires disclosures about fair value measurement.

The Group is considering the impact of these new standards and amendments on the consolidated and separate financial statements of the Group and the Company respectively.

Commission File Number 001-31914

EMBEDDED VALUE

Assumptions

Economic assumptions:

The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be 4.85% in 2011 and grading to 5.35% in 2013, rising to 5.5% in 2014 (remaining level thereafter). Starting at 13% in 2011, and grading to 15% in 2013 (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk- adjusted discount rate used is 11%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

SUMMARY OF RESULTS

The embedded value as at 31 December 2011, and the value of one year’s sales for the 12 months to 31 December 2011, and their corresponding results in 2010 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales

		RMB million
ITEM		31 Dec 2011	31 Dec 2010
A	Adjusted Net Worth	110,266	144,655
B	Value of In-Force Business before Cost of Solvency Margin	215,608	183,008
C	Cost of Solvency Margin	(33,020)	(29,564)
D	Value of In-Force Business after Cost of Solvency Margin (B+C)	182,588	153,444
E	Embedded Value (A + D)	292,854	298,099
F	Value of One Year’s Sales before Cost of Solvency Margin	23,756	23,726
G	Cost of Solvency Margin	(3,557)	(3,887)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	20,199	19,839

Note:	Taxable income is based on earnings calculated using solvency reserves.

Commission File Number 001-31914

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 2

Analysis of Embedded Value Movement in 2011

ITEM		RMB million
A	Embedded Value at Start of Year	298,099
B	Expected Return on Embedded Value	27,781
C	Value of New Business in the Period	20,199
D	Operating Experience Variance	(1,320)
E	Investment Experience Variance	(32,224)
F	Methodology, Model and Assumption Changes	(584)
G	Market Value and Other Adjustments	(8,615)
H	Exchange Gains or Losses	(545)
I	Shareholder Dividend Distribution	(11,306)
J	Other	1,369
K	Embedded Value as at 31 Dec 2011 (sum A through J)	292,854

Notes: Items B through J are explained below:

B	Reflects unwinding of the opening value of in-force business and value of new business sales in 2011 plus the expected return on investments supporting the 2011 opening net worth.

C	Value of new business sales in 2011.

D	Reflects the difference between actual operating experience in 2011 (including lapse, mortality, morbidity, and expense etc.) and the assumptions.

E	Compares actual with expected investment returns during 2011.

F	Reflects the effect of projection method, model enhancements and assumption changes.

G	Change in the market value adjustment from the beginning of year 2011 to 31 Dec 2011, and other related adjustments.

H	Reflect the gains or losses due to changes in exchange rate.

I	Reflects dividends distributed to shareholders during 2011.

J	Other miscellaneous items.

Commission File Number 001-31914

SENSITIVITY TESTING

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 3

Sensitivity Results

	RMB million

	VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN		VALUE OF ONE YEAR’S SALES AFTER COST OF SOLVENCY MARGIN
Base case scenario	182,588		20,199
1. Risk discount rate of 11.5%	173,358		19,181
2. Risk discount rate of 10.5%	192,509		21,289
3. 10% increase in investment return	215,496		22,853
4. 10% decrease in investment return	150,134		17,578
5. 10% increase in expenses	180,036		18,423
6. 10% decrease in expenses	185,138		21,976
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	180,837		20,123
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	184,368		20,276
9. 10% increase in lapse rates	181,284		20,125
10. 10% decrease in lapse rates	183,936		20,268
11. 10% increase in morbidity rates	180,653		20,121
12. 10% decrease in morbidity rates	184,539		20,278
13. 10% increase in claim ratio of short term business	182,303		19,596
14. 10% decrease in claim ratio of short term business	182,872		20,802
15. Solvency margin at 150% of statutory minimum	176,412		18,384
16. Using 2010 EV assumptions	182,885		20,278
17. Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	179,982		20,104

		Adjusted Net Worth
Base Case Scenario		110,266
18. Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”		99,901

Note:	Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 16.

Commission File Number 001-31914

CORPORATE GOVERNANCE

During the year 2011, the Company complied with all the code provisions under the Code on Corporate Governance Practices published by The Stock Exchange of Hong Kong Limited. The Company also adopted certain recommended best practices under appropriate circumstances.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting from Saturday, 21 April 2012 to Tuesday, 22 May 2012 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 20 April 2012.

RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX FOR NON-RESIDENT ENTERPRISE SHAREHOLDERS AND INDIVIDUAL FOREIGN SHAREHOLDERS, AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.23 per share (inclusive of tax), amounting to a total of approximately RMB6,501 million, subject to the approval of shareholders at the forthcoming Annual General Meeting scheduled on Tuesday, 22 May 2012. If approved, the final dividend is expected to be paid on Thursday, 9 August 2012 to the H Share shareholders whose names appear on the H Share register of members of the Company on Thursday, 31 May 2012.

The H Share register of members of the Company will be closed from Saturday, 26 May 2012 to Thursday, 31 May 2012 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 25 May 2012.

Commission File Number 001-31914

Withholding and Payment of Enterprise Income Tax for Non-resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold enterprise income tax at the rate of 10% before distributing the 2011 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

As the Circular on the Questions Concerning Tax on the Profits Earned by Enterprises with Foreign Investment, Foreign Enterprises and Individual Foreigners from the Transfer of Stocks (Stock Rights) and on Dividend Income (Guo Shui Fa [1993] No. 45)( ) was repealed on 4 January 2011, individual shareholders who hold the Company’s H Shares and whose names appear on the H Share register of members of the Company (the “Individual H Shareholders”) can no longer be exempted from the individual income tax based on such circular. Pursuant to the Individual Income Tax Law of the People’s Republic of China and its implementation regulations and other relevant rules and regulations, the Company shall, as a withholding agent, withhold and pay individual income tax for the Individual H Shareholders in respect of the 2011 final dividend to be distributed to them. However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•

For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend.

Commission File Number 001-31914

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2011 final dividend to its A Share shareholders.

REVIEW OF ACCOUNTS

The Audit Committee of the Company has reviewed the Company’s consolidated financial statements for the year ended 31 December 2011, including the accounting principles and practices, in conjunction with the Company’s external auditors.

PUBLICATION OF ANNUAL REPORT

The Company’s annual report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews’ website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Mr. Yuan Li, Mr. Wan Feng, Mr. Lin Dairen, Ms. Liu Yingqi
Non-executive Directors:	Mr. Miao Jianmin, Mr. Shi Guoqing, Ms. Zhuang Zuojin
Independent non-executive Directors:	Mr. Ma Yongwei, Mr. Sun Changji, Mr. Bruce Douglas Moore,
Mr. Anthony Francis Neoh

By order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED Yuan Li
Chairman

Beijing, China, 26 March 2012